Exhibit 1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

ANNUAL GENERAL MEETING

AND

PROXY STATEMENT

November 29, 2005

Elbit Vision Systems Ltd.

NOTICE OF
ANNUAL GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

November 29, 2005

        Notice is hereby given that an Annual General Meeting of the Shareholders (the “Meeting”) of Elbit Vision Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on December 29, 2005, at 11 a.m. for the following purposes:

Annual General Meeting

1.	To elect seven (7) directors for the coming year.

2.	To approve the appointment of Brightman Almagor & Co. Deloitte as the independent public accountants for the year ending December 31, 2005 and to authorize the Company’s Audit Committee and Board of Directors to fix the remuneration of the Company’s independent public accountants, in accordance with the volume and nature of their services.

3.	To approve the terms of compensation of Ms. Naomi Livne, a director of the Company.

4.	To approve the terms of compensation of Mr. Shlomo Alon, a director of the Company.

5.	To approve the increase in the terms of compensation of the Chairman of the Company’s Board of Directors, Mr. Nir Alon.

6.	To approve the amendment of the Company’s Articles of Association to reflect the provisions of the Israel Companies Law – 1999, as amended, authorizing the Company to indemnify and insure its officers and directors and those of its subsidiaries.

7.	To approve the indemnification of the officers and directors of the Company and those of its subsidiaries to the maximum extent permitted by law and the Company’s amended articles of association, by authorizing and empowering the Company to enter into Exemption and Indemnification Agreements with its officers and directors.

8.	To receive the Company’s Consolidated Balance Sheet at December 31, 2004 and the Consolidated Statement of the Income for the year then ended.

        Shareholders of record at the close of business on November 28, 2005 will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors, Elbit Vision Systems Limited

Date: November 29, 2005

PROXY STATEMENT

ELBIT VISION SYSTEMS LTD.
New Industrial Park
Post Office Box 140
Yoqneam
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 29, 2005

        The enclosed proxy is being solicited by our Board of Directors for use at our annual general meeting of shareholders (the “Meeting”) to be held on December 29, 2005, or at any adjournment thereof. The record date for determining which of our shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on November 28, 2005. On that date, we had outstanding and entitled to vote 26,762,217 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 (the “Ordinary Shares”).

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about November 29, 2005. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., New Industrial Park, Bldg 7, P.O. Box 140, Yokneam, 20692, Israel.

        Each ordinary share is entitled to one vote on each matter to be voted on at the meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 51% of the voting rights of our issued share capital will constitute a quorum for the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned for one week, to January 5, 2006 at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, any two shareholders present in person or by proxy, shall constitute a quorum.

        Proposals 1 through 3, to be presented at the meeting, require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting, in the aggregate, a majority of the votes actually cast with respect to each such proposal.

        Proposals 4, 5 and 7 to be presented at the meeting require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes cast on the proposal at the Meeting including at least one-third of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on such proposal who do not have a “Personal Interest” (as defined below), or (ii) the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on such proposal and do not have a “Personal Interest”, does not exceed 1% of all the voting power in the Company.

        Proposal 6 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) a seventy-five percent majority of the votes cast on the proposal at the Meeting including at least one-third of the voting power of our shareholders who are present in person or by proxy at the Meeting, vote on the proposal who do not have a “Personal Interest”, or (ii) a seventy-five percent majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on such proposal and do not have a “Personal Interest”, does not exceed 1% of all the voting power in the Company.

        A “Personal Interest” of a shareholder, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding our ordinary shares or the shares of any body corporate.

PRINCIPAL SHAREHOLDERS

        The following table and notes set forth information, as of November 22, 2005, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Owned	Percent of Class
Altro Warenhandels GmbH (1)(2)(3)(4)(5)(6)(7)	3,500,000	12.09%
Nir Alon Holdings GmbH (3)(6)(7)	2,450,000	8.47%
Elbit Ltd. (3)(4)(8) Advanced Technology Center P.O. Box 539 Haifa, Israel	4,160,475	14.38%
M.S. Master Investments (2002) Ltd. (3)	2,080,944	7.2%
S.R. Master Investments (2002) Ltd. (3)	2,080,944	7.2%
R.D. Master Investments (2002) Ltd. (3)	2,080,944	7.2%
All directors and officers as a group (9)	16,893,695	58.38%

(1)	3,500,000 shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for Altro Warenhandels GmbH, or Altro, in the sum of $1,500,000.

(2)	On August 16, 2002, Mr. Nir Alon, the chairman of our board of directors, transferred all of his shares in our company to Altro, an Austrian company, controlled by Mr. Nir Alon and members of his family.

(3)	In an agreement signed between M.S. Master Investments (2002) Ltd., S.R. Master Investments (2002) Ltd., R.D. Master Investments (2002) Ltd. and Avner Shacham (collectively, the “Scan Shareholders”) Nir Alon Holding GmbH, Altro, Nir Alon and Elbit Ltd. on September 8, 2004, or the Amendment, which amended the original terms of the Shareholders Agreement entered into among Elbit Ltd., Altro and Nir Alon, dated March 28, 2001, the parties to the Amendment agreed to vote their shares, at meetings of our shareholders at which members of the board are to be elected, as follows: (a) elect to our board three directors nominated by Nir Alon Holding GmbH or Altro, whichever holds shares of the Company, or Alon, (including the appointment of Nir Alon as chairman of the board); (b) elect to our board one director designated by Elbit (for as long as the shares of our company held by Elbit does not fall below 5% of the number of our outstanding share capital immediately following the consummation of the purchase of ScanMaster by the Company (the “Issued Capital”)); (c) elect to our board two directors designated by Scan Shareholders; (d) in the event that either the holdings of the Scan Shareholders or Alon represent less than 10% of the Issued Capital as a result of the sale of shares (the “10% Threshold”), all parties to the Amendment shall vote their shares to elect one member less than appears in (a) or (c) above, as applicable to the party that falls below the 10% Threshold; (e) in the event that either the holdings of the Scan Shareholders or Alon represent less than 5% of the Issued Capital as a result of the sale of shares (the “5% Threshold”), all parties to the Amendment shall vote their shares to elect two members less than appears in (a) or (c) above, as applicable to the party that falls below the 5% Threshold; (e) in the event the number of directors is decreased under (d) or (e) above, to the extent permitted by law and the Company’s articles of association, all parties to the Amendment shall vote their shares to fill such vacancy(ies) by voting to elect member(s) agreed upon by Alon and a majority of the Scan Shareholders; and (f) Elbit and Nir Alon Holding GmbH agreed to vote their shares so as to elect Yossi Barath as a member of the board for as long as he is entitled to be appointed director pursuant to our 1993 Formation Agreement.

(4)	Simultaneously with its sale of two million of our outstanding ordinary shares to Mr. Nir Alon, Elbit granted an irrevocable proxy to Mr. Alon, according to which he was granted the right to vote such shares until the expiration of eighteen months following the second closing of the purchase agreement between them, which was due to take place in March 2002, after which the proxy would terminate only with respect to such shares which Elbit would sell or transfer from time to time. The second closing did not take place.

(5)	Includes 75,000 ordinary shares which are subject to an option to purchase shares granted by Mr. Alon to Mr. Barath on March 29, 2001; The price of the options is $1.00 per share.

(6)	In 2004, Altro assigned its rights and obligations under the Plan of Arrangement to Nir Alon Holding GmbH, a company controlled by Nir Alon. Nir Alon Holdings GmbH completed payment of all the installments and was issued with 2,000,000 of our ordinary shares, which amounts to approximately 7.5% of our share capital.

(7)	Since Mr. Nir Alon controls Altro, Mr. Nir Alon may be deemed the beneficial owner of all of the shares held by Altro and Nir Alon Holdings GmbH. In 2004, we issued Mr. Nir Alon, our chairman of the board, options to purchase 600,000 ordinary shares, at an exercise price of $1.25 per share, vesting quarterly over a period of two years.

(8)	Pursuant to the completion of a merger between Elbit and Elron Electronic Industries Ltd. (NASDAQ: ELRN) on May 15, 2002, Elbit’s shares ceased trading on NASDAQ and the TASE at the end of trading on May 15. Following the merger, Elbit became a wholly owned subsidiary of Elron. Elron’s major shareholder is Discount Investment Corporation (“Discount”) which holds 38.5% of Elron’s share capital. Discount has not entered into any voting agreements with other shareholders nor does it hold a majority on Elron’s Board of Directors. In addition, Elbit holds warrants to purchase 1,512,900 of our ordinary shares at an exercise price of $0.35.

(9)	Includes all of the shares deemed as beneficially owned by Mr. Nir Alon, and options immediately exercisable by directors and officers.

PROPOSAL 1 OF THE MEETING

ELECTION OF DIRECTORS

        The Company’s Board of Directors has designated the persons named below for election to serve until the next Annual General Meeting of the Company’s shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election/re-election of such other nominee/director as the Board of Directors may propose. The following nominees have advised the Company that they will to serve as directors upon election.

        The following provides certain relevant information concerning the directors, including their principal occupation during at least the past five years.

Director	Age	Principal Occupation

Nir Alon	43	Nir Alon was appointed chairman of the board of directors in February 2001. Since 1990, he has been the president of Altro Warenhandels GmbH, a cotton and textile company. From 1986 until 1990, he was part of the management of an Israeli based textile company. Mr. Alon holds a Bachelor of Arts degree in social sciences from Tel-Aviv University. Nir Alon is the son of one of our directors, Shlomo Alon

Menashe Shohat	46	Menashe Shohat was appointed our chief executive officer on December 27, 2004. Mr. Shohat has spent over ten years with ScanMaster, serving first as ScanMaster's chief operating officer and as ScanMaster's chief executive officer from 2002 to 2004.

Silviu Rabinovich	60	Silviu Rabinovich was one of the major shareholders of ScanMaster prior to it being acquired by the Company and was appointed to the Company’s Board of Directors in November 2005. Mr. Rabinovich has been with ScanMaster from its inception in 1986 , serving as ScanMaster’s VP Marketing and New Business Development. His background in electronics, mathematics, physics and digital signal processing permitted him to acquire competence in the multi-disciplinary field of ultrasonic non-destructive testing and to provide feedback and support to R&D. During the almost 20 years of working for ScanMaster, Mr. Rabinovich acquired an intimate knowledge of the NDT market needs, customers and competition all over the world.

Jossef Barath	55	Jossef (Yossi) Barath is one of our founders and has been one of our Director's since our inception. He served as our president and chief executive officer from our inception until May 1998. Mr. Barath is a member of the Board of Directors of SADOT Research & Development Fund Ltd. (a publicly traded company on TASE). From 1987 to 1990, Mr. Barath served as director of marketing and business development at Inframetrics, Inc., a subsidiary of Elbit Ltd. From 1984 to 1987, he served as head of marketing of Elbit Ltd.'s Ground Systems Division. From 1982 to 1983, Mr. Barath was the managing director of Elbit Data System Ltd., a British subsidiary of Elbit Ltd. Previously, Mr. Barath served as a research and development officer in the communications and technology division of the Israeli Defense Forces. Mr. Barath has a Bachelor of Science degree in electrical engineering from the Technion and is a graduate of the Executive Business Program at the Sloan School of Business at Massachusetts Institute of Technology.

Shlomo Alon	67	Shlomo Alon, father of Nir Alon, was appointed to the Company's Board of Directors on August 2001. Since 1999 Mr. Alon has been the Chairman of Cell-Tel Wireless, Israel, which specializes in communications. In 1979 Mr. Alon founded Altro Vienna GmbH, a company that is active in the field of textiles. From 1961 through 1978, Mr. Alon worked for several different departments in Koor Maarachot, filling various managerial positions. From 1971 through 1975, Mr. Alon was the General Manager of Koor Maarachot in Israel and from 1975 until 1978 was General Manager of the Vienna Austria branch of Koor Maarachot. Mr. Alon holds a Bachelor of Arts degree in Economics from Tel-Aviv University.

Naomi Livne	59	Naomi Livne, was elected director by the Company's Board of Directors on November 4, 2001. Since 1993 Ms. Livne has been working for the Israeli Securities Authorities. From 1989 through 1991, Ms. Livne worked at the Hebrew University in Jerusalem, filling the position of Associate Dean of the law faculty. From 1977 through 1987, Ms. Livne worked in the Israel State Attorneys Office, Ministry of Justice, in the position of a senior deputy state attorney. Ms. Livne received her LLB in 1977 from the Hebrew University Law School in Jerusalem.

Michel Haviv	38	Michel Haviv was elected director by the Company's Board of Directors on March 27, 2005. Michel Haviv has served as Elron's Business Development Manager since 2003. Prior to Elron, he founded Matar Capital Advisors, a financial advisory firm. In 2001 Mr. Haviv established and managed the investment banking activity of ING Barings in Israel. Mr. Haviv is a former partner of MBI Partners investment bank, and served as Vice President of Investment Banking at Cukierman & Co. Investment House. During the 90's Mr. Haviv was a diplomat in Israel's foreign service, where he served as Economic Consul in Boston, and earlier as the first Commercial Attache in Korea. As Captain (Res.) in the IDF Navy, Mr. Haviv was involved in the development of advanced Naval systems for the Navy's elite unit. Mr. Haviv holds an Aeronautical Engineering degree from the Technion-Israel Institute of Technology.

        The Company’s articles of association specify that the number of directors will be at least two but not more than nine.

        The shareholders of the Company are requested to adopt the following resolution:

RESOLVED: That the election of Nir Alon, Menashe Shohat, Silviu Rabinovich, Jossef Barath, Shlomo Alon, Naomi Livne and Michel Haviv to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders, is hereby approved.

        The re-election of the above named directors requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

PROPOSAL 2 OF THE MEETING

APPROVAL OF THE INDEPENDENT PUBLIC ACCOUNTANTS

        The Company’s Audit Committee has nominated the accounting firm of Brightman Almagor & Co. Deloitte as the independent public accountants of the Company for the years ending December 31, 2005

        The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, that the appointment of Brightman Almagor & Co. Deloitte as the independent public accountants of the Company for the years ending December 31, 2005 and the authorization of the Company’s Audit Committee to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services, are hereby approved.

        Approval of the appointment of Brightman Almagor & Co. Deloitte as the Company’s independent public accountants requires affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of Brightman Almagor & Co. Deloitte as the independent public accountants of the Company.

PROPOSAL 3 OF THE MEETING

APPROVAL OF THE COMPENSATION TERMS OF MS. NAOMI LIVNE

        Pursuant to the Israel Companies Law 5759-1999 (the “Law”), compensation terms of members of the Company’s Board of Directors require the approval of the Company’s Audit Committee, Board of Directors and shareholders, in that order. Each of the Company’s Audit Committee and Board of Directors have approved the following compensation for Ms. Naomi Livne in consideration for her serving as a member of the Company’s Audit Committee and Board of Directors: (i) an annual fee of NIS 18,280 (approximately $3,980), (ii) payment of NIS 1,220 (approximately $265) per meeting in which she personally participates, (iii) payment of NIS 732 (approximately $160) per meeting in which she participates by phone, (iv) reimbursement of out of pocket expenses incurred in connection with the performance of her services as a director of the Company, and (v) linking the above amounts to the Consumer Price Index in the same manner that the fees of the Company’s External Directors are linked to such index; payable retroactively from March 27, 2005.

        In compliance with the Law, the shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to approve and ratify the payment of the following compensation to Ms. Naomi Livne in consideration for her serving as a member of the Company’s Audit Committee and Board of Directors: (i) an annual fee of NIS 18,280 (approximately $3,980), (ii) payment of NIS 1,220 (approximately $265) per meeting in which she personally participates, (iii) payment of NIS 732 (approximately $160) per meeting in which she participates by phone, (iv) reimbursement of out of pocket expenses incurred in connection with the performance of her services as a director of the Company, and (v) linking the above amounts to the Consumer Price Index in the same manner that the fees of the Company’s External Directors are linked to such index; payable retroactively from March 27, 2005.

Approval of the compensation terms of Ms. Naomi Livne requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of Ms. Livne’s compensation terms.

PROPOSAL 4 OF THE MEETING

APPROVAL OF THE COMPENSATION TERMS OF MR. SHLOMO ALON

        Pursuant to the Law, the terms of compensation of members of the Board of Directors requires approval of the Company’s Audit Committee, the Board of Directors and shareholders, in that order. Each of the Company’s Audit Committee and Board of Directors have approved the following compensation for Mr. Shlomo Alon, in consideration for his service a director of the Company: (i) an annual fee of NIS 10,560 (approximately $2,300), (ii) a payment of NIS 650 (approximately $140) per meeting of the Board of Directors or any committee thereof attended in person by Mr. Alon, (iii) payment of NIS 390 (approximately $85) per meeting in which he participates by phone, (iv) reimbursement of out-of-pocket expenses incurred in connection with the performance of his services as a director of the Company; payable retroactively from November 20, 2005.

        In compliance with the Law, the shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to approve and ratify the payment of the following compensation to Mr. Shlomo Alon in consideration for his serving as a director of the Company: (i) an annual feeof NIS 10,560 (approximately $2,300), (ii) a payment of NIS 650 (approximately $140) per meeting of the Board of Directors or any committee thereof attended in person by Mr. Alon, (iii) payment of NIS 390 (approximately $85) per meeting in which he participates by phone, (iv) reimbursement of out-of-pocket expenses incurred in connection with the performance of his services as a director of the Company; payable retroactively from November 20, 2005.

        Since Altro Warenhandelsgesmbh, our controlling shareholder, is a company controlled by Mr. Nir Alon, Mr. Alon is deemed to be a controlling shareholder as defined in the Law. Additionally, Mr. Nir Alon is the son of Mr. Shlomo Alon. As such, the approval of compensation to Mr. Shlomo Alon, who is an office holder of the Company, constitutes a transaction with a controlling shareholder’s relative who is an office holder under the Law, and consequently the proposal must be approved by either:

—	the majority of the votes cast on the proposal at the Meeting including at least one-third of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on the proposal who do not have a “Personal Interest” (as defined below), or

—	the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on the proposal and do not have a “Personal Interest” (as defined below), does not exceed 1% of all the voting power in the Company.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of Mr. Alon’s compensation terms.

        Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a “Personal Interest” (as defined below) in connection with this Proposal 4 as a condition for his, her or it vote to be counted with respect to this Proposal 4. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a “Personal Interest” (as defined below) with respect to this Proposal 4, his or her vote with respect to this Proposal 4 will be disqualified.

        For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder, or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

PROPOSAL 5 OF THE MEETING

INCREASE OF THE COMPENSATION TERMS OF MR. NIR ALON

        Pursuant to the Law, compensation terms of members of the Company’s Board of Directors require the approval of the Company’s Audit Committee, Board of Directors and shareholders, in that order.

        On March 16, 2004, the Company’s shareholders approved the payment of $3,000 per month to Mr. Nir Alon for his services as Chairman of the Company’s Board of Directors. Each of the Company’s Audit Committee and Board of Directors has approved the increase of such compensation to $4,000 per month for these services payable retroactively from May 29, 2005.

        In compliance with the Law, the shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to approve and ratify the payment to Mr. Nir Alon of $4,000 per month in consideration for his services as Chairman of the Company’s Board of Directors; payable retroactively from May 29, 2005.

        Since Altro Warenhandelsgesmbh, our controlling shareholder, is a company controlled by Mr. Nir Alon, Mr. Alon is deemed to be a controlling shareholder as defined in the Law. As such, the approval of compensation to Mr. Nir Alon constitutes a transaction with a controlling shareholder under the Law, and consequently the proposal must be approved by either:

—	the majority of the votes cast on the proposal at the Meeting including at least one-third of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on the proposal who do not have a “Personal Interest” (as defined above), or

—	the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on the proposal and do not have a “Personal Interest” (as defined above), does not exceed 1% of all the voting power in the Company.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of Mr. Alon’s compensation terms.

        Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest (as defined above) in connection with this Proposal 5 as a condition for his, her or it vote to be counted with respect to this Proposal 5. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest (as defined above) with respect to this Proposal 5, his or her vote with respect to this Proposal 5 will be disqualified.

PROPOSAL 6 OF THE MEETING

AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION

In order to reflect changes in Israeli corporate law that have come into effect since the adoption of the Company’s articles of association regarding the indemnification and insurance of the Company’s officers and directors, the Company believes it is necessary to amend its articles of association to reflect such changes. These changes, as set forth in the text proposed below, broaden the instances in which companies can indemnify and insure their officers and directors. In particular, under the Law, as amended, a company may indemnify an officer or director retrospectively, or provide a prior undertaking to indemnify an officer or director. The Audit Committee and Board of Directors have each approved that Article 122 of the Company’s articles of association be replaced, in its entirety, with the new articles set forth in the following resolution.

        The shareholders of the Company are requested to adopt the following resolution:

RESOLVED: That Article 122 of the Company’s articles of association be replaced inits entirety with the following new articles:

“122. Subject to the provisions of the Israeli Companies Law – 1999, as may be amended from time to time (the “Companies Law”) and to the extent permissible under the Companies Law:

    (a)       The Company may enter into a contract for the insurance of all or part of the liability of an Office Holder (as defined in the Companies Law) with respect to an obligation imposed on such Office Holder due to an act or omission to act in his or her capacity as an Office Holder of the Company.

    (b)       The Company may undertake, in advance, to indemnify an Office Holder with respect to any liability or expense set forth in Section 260 of the Companies Law, as amended from time to time, that may be imposed on such Office Holder due to any act or omission to act in his or her capacity as an Office Holder.

    (c)       The Company may retroactively indemnify an Office Holder with respect to any liability or expense set forth in Section 260 of the Companies Law, as amended from time to time, that may be imposed upon, or incurred by, such Office Holder due to an act or omission to act in his or her capacity as an Office Holder.

122A. Subject to the provisions of the Companies Law, the Company may release, exculpate and exempt, in advance, all or part of an Office Holder’s liability to the Company for damage which arises from the breach of his or her duty of care to the Company.

122B. The provisions of Articles 122 and 122A above are not intended, and shall not be interpreted to restrict the Company in any manner with respect to the procurement of insurance and/or with respect to indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or provision of any such indemnification shall be approved in such manner as may be required by the Companies Law.”

        Since some of the directors are also controlling shareholders, under the Law, the proposal to approve the above amendment to our articles of association, must be approved by either:

—	the seventy-five percent majority of the votes cast on the proposal at the Meeting including at least one-third of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on the proposal who do not have a “Personal Interest” (as defined above), or

—	the seventy-five percent majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on the proposal and do not have a “Personal Interest” (as defined above), does not exceed 1% of all the voting power in the Company.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of amendment of the Company’s articles of association.

        Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a “Personal Interest” (as defined above) in connection with this Proposal 6 as a condition for his, her or it vote to be counted with respect to this Proposal 6. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a “Personal Interest” (as defined above) with respect to this Proposal 6, his or her vote with respect to this Proposal 6 will be disqualified.

PROPOSAL 7 OF THE MEETING

APPROVAL OF EXEMPTION AND INDEMNIFICATION AGREEMENTS FOR
OFFICERS AND DIRECTORS

        The Audit Committee and the Board of Directors have authorized the Company to enter into Exemption and Indemnification Agreements with the Company’s current and future officers and directors and those of its subsidiaries. Under the provisions of these agreements, such officers and directors will be indemnified to the maximum extent permitted by the Law and the Company’s articles of association, pursuant to the proposed amendment set forth in Proposal 6, above. The Company’s Audit Committee and Board of Directors will approve the final form of Exemption and Indemnification Agreement.

        In compliance with the Law, the shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to approve the indemnification of the officers and directors of the Company and those of its subsidiaries to the maximum extent permitted by the Israeli Companies Law, as amended from time to time, and the Company’s Articles of Association, as amended from time to time, by authorizing and empowering the Company to enter into Exemption and Indemnification Agreements with its current and future officers and directors and those of its subsidiaries.

        Since some of the directors are also controlling shareholders, under the Law, the approval of entering into exemption and indemnification agreements with such directors must be approved by either:

—	the majority of the votes cast on the proposal at the Meeting including at least one-third of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on the proposal who do not have a “Personal Interest” (as defined above), or

—	the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on the proposal and do not have a “Personal Interest” (as defined above), does not exceed 1% of all the voting power in the Company.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of entering into Exemption and Indemnification Agreements with officers and directors of the Company and its subsidiaries.

        Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a “Personal Interest” (as defined above) in connection with this Proposal 7 as a condition for his, her or it vote to be counted with respect to this Proposal 7. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a “Personal Interest” (as defined above) with respect to this Proposal 7, his or her vote with respect to this Proposal 7 will be disqualified.

RECEIPT OF THE COMPANY’S CONSOLIDATED BALANCE SHEET AS OF
DECEMBER 31, 2004 AND THE CONSOLIDATED STATEMENT OF
INCOME FOR THE YEAR THEN ENDED

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet at December 31, 2004 and the Consolidated Statement of Income for the year then ended.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this proxy statement.

By Order of the Board of Directors

Date: November 29, 2005